1(415) 856-7007

davidhearth@paulhastings.com

April 9, 2015	92937.00002

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

Attorney Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Alternative Funds (formerly, TCW Liquid Alternatives Trust)
(the “Trust” or “Registrant”)
File Nos.: 333-201676 and 811-23025

Dear Mr. Parachkevov:

This letter responds to your comments communicated orally to Christopher J. Tafone on April 8, 2015, with respect to the Registration Statement on Form N-1A (the “Registration Statement”) of the Trust made for the purpose of registering shares of the TCW/Gargoyle Hedged Value Fund (the “Fund”), an open-end investment company and a series of the Trust, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2015 (SEC Accession No. 0001193125-15-018968), Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the Commission on March 10, 2015 (SEC Accession No. 0001193125-15-085559), and Pre-Effective Amendment No. 2 to the Registration Statement, which was filed with the Commission on April 6, 2015 (SEC Accession No. 0001193125-15-120158) and included certain supplemental information submitted to you on March 25, 2015.

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

General

Comment 1. You have asked us to file the consent of the independent registered public accounting firm for the Predecessor Fund as an exhibit to the registration statement.

Response 1. Comment accepted. The Registrant will include the consent of Cohen Fund Audit Services, Ltd. relating to the financial statements and financial highlights of RiverPark/Gargoyle Hedged Value Fund, a series of RiverPark Funds Trust (the predecessor fund to the Fund), for the year ended September 30, 2014, in Pre-Effective Amendment No. 3 to the Registration Statement to be filed with the Commission on or about April 9, 2015.

Paul Hastings LLP | 55 Second Street | Twenty-Fourth Floor | San Francisco, CA 94105

t: +1.415.856.7000 | www.paulhastings.com

April 9, 2015

Fee Table - Prospectus

Comment 2. You have requested that we revise the percentages for the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement if the Fund expects to incur any interest expenses or dividends on securities sold short as such expenses are excluded from the expense limitation.

Response 2. Comment accepted. Since there are not expected to be any interest expenses or dividends on securities sold short within the first year of operation, the percentages in the fee table will remain unchanged and the Registrant will remove the disclosure in parenthesis on the Other Expenses line item.

Financial Statements – Statement of Additional Information

Comment 3. You have requested that the Adviser confirm that it will not recapture any of the organization or offering expenses of the Fund prior to March 13, 2015.

Response 3. Comment accepted. The Registrant so confirms.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary
Christopher J. Tafone, Paul Hastings LLP
Christy Y. Chen, Paul Hastings LLP